24- 10167

RECEIVED

RECD S.E.C.

JAN 3 - 2007

1086

JAN 0 3 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

FORM 1-A/A

07040001

January 2, 2007

Securities and Exchange Commission
ATTN: John Reynolds
Washington, D.C.

Re: Agraria, LLC - Regulation A Filing
Our File: 870280.00000

Dear Mr. Reynolds:

Agraria, LLC, a North Dakota Limited Liability Company, would like to add the following sentence to the cover page of its Offering Statement filed with your office:

> This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Please feel free to contact us if you have any questions or comments.

Very truly yours,

Board of Governors
(see separate signature pages)

SEN:lrr

PROCESSED

JAN 0 9 2007

THOMSON
FINANCIAL

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

Woody Barth

(The balance of this page has been left blank intentionally)

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

Terry Borstad

(The balance of this page has been left blank intentionally)

G:\Commercial\Business Entities\LLCs\Agraria, LLC\Letter to John Reynolds.doc

Received Time Jan. 1, 6:00PM

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

Robert Carlson, President

(The balance of this page has been left blank intentionally)

G:\Commercial\Business Entities\LLCs\Agraria, LLC\Letter to John Reynolds.doc

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

[signature]

Bob Finken

(The balance of this page has been left blank intentionally)

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

____
Bob Kuylen

(The balance of this page has been left blank intentionally)

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

Ellen Linderman

Ellen Linderman

(The balance of this page has been left blank intentionally)

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

Richard Schlosser, Vice President

Vice President

(The balance of this page has been left blank intentionally)

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

____
Dennis Stromme

(The balance of this page has been left blank intentionally)

SIGNATURE PAGE
TO JANUARY 2, 2007 LETTER
TO MR. JOHN REYNOLDS

Marcy Svenningsen

(The balance of this page has been left blank intentionally)

RECEIVED

JAN 0 3 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

VOGEL Law Firm

VOGEL LAW FIRM
Phone: 218 236 6462 | Fax: 218.236 9873

FAX TRANSMITTAL SHEET

DATE: 1-3-07

TO: Suzanne Reilly

FAX #: 202-772-9202

FROM: Steven E. Noack

SUBJECT: Letter Amending Offering Statement

PAGES: 12 (Including cover sheet)

Please call Linda at 218-236-6462 if you have any questions or problems with the receipt of the attached documents.

COMMENTS:

I am resending letter and all signature pages at this time. Two were not received by e-mail – (signed) but only a majority was needed.

VOGEL Law Firm

Steven E. Noack
Attorney at Law
Phone: 218.236.6462 | Fax: 218.236.9873 | snoack@vogellaw.com

January 2, 2007

Securities and Exchange Commission
ATTN: Suzanne Reilly
Washington, D.C.

via facsimile: 202-772-9202

Re: Agraria, LLC – Letter Amending Offering Statement
Our File: 870280.00000

Dear Suzanne:

Enclosed please find a letter addressed to John Reynolds setting forth the Amendment to the cover sheet of the Offering Statement, as you requested.

Please advise if you need the original signature pages. I requested the Board to mail to me the original signature pages, but have not received them yet.

Please call me with any additional questions or comments.

Very truly yours,

[signature]

Steven E. Noack

Enclosure

SEN:lrr
G:\Commercial\Business Entities\LLCs\Agraria, LLC\Letter to Suzanne Reilly Jan 2.doc